Steiner's Coffee Cake of New York, Inc



ANNUAL REPORT

65 Sea Cliff Ave Suite 1A

Glen Cove, NY 11542

0

https://steinerscoffeecakeofnewyork.com/

This Annual Report is dated April 28, 2023.

BUSINESS

Steiner's Coffee Cake of New York serves delicious, gluten-free, ready-to-eat sweet baked goods to conventional and gluten-free consumers alike. We are a woman-owned, family-run business driven by three core pillars: relationships with our **people**, sustainability for our **planet**, and quality of our **products**.

At Steiner's Coffee Cake of New York, we are not just another bakery. We want to ensure every person living with a gluten-free diet can eat real baked goods made with real recipes without fillers, extra sugar, or other strange ingredients to hide the terrible taste, texture and moisture profile. We are a wholesale baked goods company distributing our products in the continental united states, fresh frozen, ready to serve.

Steiner's Coffee Cake of New York, Inc. is a C corporation that will merge with Steiner's Coffee Cake of New York LLC (the current operating entity that was formed Septmeber 30, 2010) and become the lone surviving entity. This merger will occur prior to the issuance of securities pursuant to this raise and prior to the disbursement of funds. All information in this Form C is prepeared describing the corporate structure post-merger.

Previous Offerings

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Type of security sold: Convertible Note

Final amount sold: $260,000.00

Use of proceeds: Production, packaging, marketing

Date: February 01, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2022.

New Revenue

2022 was a very successful year for the Steiner's Coffee Cake of New York as we experienced flat growth coming out of the pandemic. The change in pace of growth is a direct result of a shift back to wholesale from our DTC pandemic revenue. Volume in 2022 was up while revenue was flat.

Cost of Sales

We started to realize some savings in our COGS as we transitioned in Q4 to our new co-packer. This relationship will continue to drive significant efficiencies into the model.

Gross margins

Our gross profit remained relatively strong for the category. While many organizations in the F&B sector saw a significant drop in gross profit due to inflation we were able to control those cost through our buying practice and zero waste policy.

Expenses

The company's YOY decrease in total expenses was primarily due to the significant decrease in our advertising and marketing spend. Over the course of 2022 we pulled this budget back as we refocused on the wholesale business.

Historical results and cash flows:

The Company is currently in the initial production and revenue generating stages. The cadence of historical cash flows will be indicative of the increased revenue and cash flows expected for the future. Clients currently reorder on a 10 to 15 day cycle. Remittance is on a 30 to 45 day cycle from ship date.

While the company will see an increase in the allocation of gross revenue to operating expenses due to a higher GPM, as newly available financial resources loosen the company's purchasing capacity a greater percentage of gross revenue will be allocated to overhead. The company prides itself on booking good receivables with a 99% rate of receipt. The success on this front is due to outstanding client communication, a 97% customer satisfaction rate and a prepay DTC process. Product is never shipped direct to the consumer unless it is paid in full.

Historically, cash was primarily generated through sales. The company's first post-raise GPM milestone is to contribute $.25 for every dollar sold to operations. If the company meets its first sales milestone of 30,000 cakes sold per month it will realize $7,500 in operating cash. Our current monthly nut is $5,800. The additional $1,700 will be allocated to support sales. The practice of reinvesting the additional operating allocation will continue as the company pushes toward its goal of 81,000 pieces per month post-raise.

Historically production is the most cash intensive area requiring a 60 to 90 day advance against sales. The company's historical cash flow has not supported this level of forward production investment. Sales are managed very tightly so as not to outpace the available resources to produce more product. The company is understaffed, this necessitates a constraint on sales to ensure the current infrastructure can deliver a 97% satisfaction rate along with a 97% repeat order rate.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $2,135.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Favorable loan:

Amount owned: $24,000

Interest Accrued: $0

Creditor: Family members of the President

Amount Owed: converted

Creditor: Family members of the President

Amount Owed: converted

Creditor: Friend of the President

Amount Owed: converted

Creditor: Friend of the President

Amount Owed:converted

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Positions and offices currently held with the issuer:

Position: President

Dates of Service: May, 2016 - Present

Responsibilities: Oversee all day to day operations, marketing and sales. Not currently taking a salary. 51% equity.

Name: Jeffrey T. Steiner

Jeffrey T. Steiner's current primary role is with SL Green . Jeffrey T. Steiner currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President

Dates of Service: May, 2016 - Present

Responsibilities: legal and finance. No salary. 49% equity.

Other business experience in the past three years:

Employer: SL Green

Title: MD,AGC

Dates of Service: May, 2013 - Present

Responsibilities: Associate General Counsel

Name: Nancy Steiner

Nancy Steiner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: May, 2016 - Present

Responsibilities: Overseeing all R&D. Not currently taking a salary.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Non Voting Common Stock

Amount and nature of Beneficial ownership: 1,142,487

Percent of class: 100%

Percent of Issued and Outstanding: 25.54%

Title of class: Voting Common Stock

Stockholder Name: Jennifer Steiner Pool

Amount and nature of Beneficial ownership: 2,250,000

Percent of class: 50.31%

Title of class: Voting Common Stock

Stockholder Name: Jeffrey T. Steiner

Amount and nature of Beneficial ownership: 1,080,000

Percent of class: 24.15%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The amount of security authorized is 20,000,000 with a total of 15,527,513 unissued.
Issued & outstanding: 4,472,487

Non Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 1,142,487 issued & outstanding.

Non Voting Rights

There are no voting rights associated with Non Voting Common Stock.

Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 3,330,000 issued & outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the EQUITY should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the goods and/or services at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the

Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any EQUITY purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the baked goods, consumer packaged goods, grocery or other industries. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with No Voting Rights The Nonvoting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased marketing and advertising budget our products will be able to gain traction in the marketplace at a faster rate. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products in the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Steiner's Coffee Cake of New York LLC, predecessor to Steiner's Coffee Cake of New York, Inc., was formed on May 1, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Steiner's Coffee Cake of New York LLC, predecessor to Steiner's Coffee Cake of New York, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a limited history, small customer base, and limited revenue. If you are investing in this company, it's because you think that premium gluten-free sweet baked goods is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents, if any, unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. We are competing against other sweet baked goods. Although we are a unique company that caters to a select market, we do compete against other producers of sweet baked goods. Our business growth depends on the market interest in the Company over other activities. Evolving laws and regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change certain Company practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on the Company's results of operations. The Company has identified what it believes are the areas of government regulation that, if changed, would be costly to the Company. These include, but are not limited to: laws and rules of the Occupational Safety and Health Administration, the Consumer Product Safety Commission, the Food and Drug Administration and the Environmental Protection Agency; laws and rules relating to the distinction between independent contractors and employees; and tax and other laws. There could be laws and regulations applicable to the Company's business that the Company has not identified or that, if changed, may be costly to us, and it cannot predict all the ways in which implementation of such laws and regulations may affect the Company. In the states in which the Company operates, the Company believes that it is in compliance with all applicable laws and regulations, but, due to the uncertain regulatory environment, certain states may determine that the Company is in violation of their laws and regulations. In the event that the Company must remedy such violations, the Company may be required to modify the Company's products in such states in a manner that undermines the Company's attractiveness to retailers and customers, the Company may become subject to fines or other penalties or, if the Company determines that the requirements to operate in compliance with such laws and regulations are overly burdensome, the Company may elect to terminate the Company's operations in such states. In each case, the Company's revenue may decline and the Company's business, financial condition and results of operations could be materially adversely affected. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state licenses or certificates, increasing the Company's security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the Company's products or services from being offered to and/or by its customers, which could have a material adverse effect on the Company's business, financial condition and results of operations. As a food retailer, we, as well as our vendors, are subject to numerous federal, state and local laws and regulations and our compliance with these laws and regulations, as they currently exist or as modified in the future, may increase our costs, limit or eliminate our ability to sell certain products, require recalls of certain products, raise regulatory enforcement risks not present in the past or otherwise adversely affect our business, results of operations and financial condition. As a retailer of food, we are subject to numerous federal and state health and safety laws and regulations. Our suppliers and contract manufacturers are also subject to such laws and regulations. These laws and regulations apply to many aspects of our business, including the sourcing of ingredients, manufacturing, packaging, labeling, distribution, advertising, sale, quality and safety of the products we sell, as well as the health and safety of our employees and the protection of the environment. In the United States, we are subject to regulation by various federal government agencies, including the FDA, the USDA and the FTC, as well as various state and local agencies. We also may be subject to the USDA's Organic Rule, which facilitates interstate and international commerce and the marketing of certain organically produced products, and provides assurance to our customers that such products meet consistent and uniform minimum base standards. Compliance with the USDA's Organic Rule could place a significant burden on some of our suppliers, which may cause a disruption in some of our product offerings. If these laws and regulations were violated by our management, employees, suppliers, distributors or vendors, we could be subject to fines, penalties and sanctions, including injunctions against future shipment and sale of products, seizure and confiscation of products, prohibition on the operation of our stores, restitution and disgorgement of profits, operating restrictions and even criminal prosecution in some circumstances. In connection with the marketing and advertisement of the products we sell, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC, the consumer protection statutes of some states and non-government watchdog groups. These events could interrupt the marketing and sales of products in our stores, including our private label products, severely damage our brand reputation and public image, increase the cost of products in our stores, result in product recalls or litigation, and impede our ability to deliver merchandise in sufficient quantities or quality, which could result in a material adverse effect on our business, financial condition and results of operations. New or revised government laws and regulations have been adopted in recent years, such as those relating to nutrition labeling that could result in additional compliance costs and the increased use of civil remedies to enforce such laws and regulations. Additionally, increased enforcement by government agencies could result in such costs and remedies, as well as the payment of fines or penalties imposed by such agencies. Furthermore, in recent years, the FDA has been and continues to be aggressive in enforcing its regulations with respect to nutrient content claims (e.g., "healthy," "low fat," "good source of," "calorie free," etc.), unauthorized "health claims" (claims that characterize the relationship between a food or food ingredient and a disease or health condition) and other claims that impermissibly suggest therapeutic benefits for certain foods or food components. Such FDA enforcement with respect to such promotional practices could result in costly product changes, potential private litigation, bad publicity and loss of consumer goodwill. We cannot predict the nature of future laws, regulations, interpretations or applications, or determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes could have on our business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation. Any or all of such requirements could have an adverse effect on our operating results. Consumers or regulatory agencies may challenge certain claims made regarding the products we sell. We may experience product recalls, withdrawals or seizures which could reduce our sales and adversely affect our results of operations. We may be subject to product recalls, withdrawals or seizures if any of the products we sell is believed to cause injury or illness or if we are alleged to have violated governmental regulations in the labeling, promotion, sale or distribution of those products. A significant recall, withdrawal or seizure of any of the products we sell may require significant management attention, could result in substantial and unexpected costs and may adversely affect our business, financial condition or results of operations. Furthermore, a recall, withdrawal or seizure of any of the products we sell may adversely affect consumer confidence in our brands and thus decrease consumer demand for the products we sell. We rely on our suppliers to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. In general, we seek representations and warranties, indemnifications and/or insurance from our suppliers. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in the products we sell. In addition, the failure of those products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from the market, which in certain cases could materially and adversely affect our business, financial condition and results of operations. Litigation and publicity concerning food quality, health claims, and other issues could expose us to significant liabilities. Food product businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more products. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from buying our products. In addition, the food services industry has been subject to a growing number of claims based on the nutritional content of food products they sell, and disclosure and advertising practices. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business, financial condition and results of operations. In addition, regardless of the outcome of any litigation or regulatory proceedings, these proceedings could result in substantial costs and may require that we devote substantial resources to defend our company and could affect the future premiums we would be required to pay on our insurance policies. Any loss of confidence on the part of consumers in the truthfulness of our labeling or ingredient claims could be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which could have a material adverse effect on our business, financial condition and results of operations. Even if we are not the subject of such claims, publicity about these matters may harm our reputation or prospects and adversely affect our results. Further, changes in governmental regulations could have adverse effects on our business and subject us to additional regulatory actions. Our business depends on our ability to maintain and scale the production and distribution infrastructure necessary to manufacture and sell our products, and any significant disruption in production or distribution could result in loss of customers. Our reputation and ability to acquire and retain our customers are dependent upon reliable production and distribution and the underlying infrastructure. As our customer base and the amount of product we manufacture and ship continues to grow, we will need an increasing amount of production and distribution capacity. We have spent and expect to continue to spend substantial amounts on services to handle such capacity. The successful maintenance of this infrastructure is expensive and complex and there could be operational failures. In the event that our customer base or the amount of product we must manufacture and ship grows more quickly than anticipated, we may be required to incur significant additional costs. Interruptions in this infrastructure, whether due to natural disasters, supply shortages, physical break-ins, or other factors, could prevent our customers from purchasing desired quantities of products. A substantial portion of our manufacturing and distribution infrastructure is provided by third-parties. Any disruption in these services or any failure of these providers to handle existing or increased manufacturing or distribution could significantly harm our business. Any financial or other difficulties these providers face may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. If we do not maintain or expand our manufacturing and distribution infrastructure successfully or if we experience operational failures, we could lose current and potential customers, which could materially harm our operating results and financial condition. Our business is subject to interruptions, delays or failures resulting from earthquakes, other natural catastrophic events or terrorism. Our products, operations, and the locations where we manufacture our products are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins, pandemics and similar events. A significant natural disaster, such as an earthquake, fire or flood, could have a material adverse impact on our business, financial condition and results of operations and our insurance coverage may be insufficient to compensate the Company for losses that may occur. Acts of terrorism could cause disruptions to our business or the economy as a whole. We may not have sufficient protection or recovery plans in certain circumstances, such as natural disasters affecting areas where data centers upon which we rely are located, and our business interruption insurance may be insufficient to compensate the Company for losses that may occur. Current uncertainty in global economic conditions could adversely affect our revenue and business. Our operations and performance depend on economic conditions. The current economic environment continues to be uncertain. These conditions may make it difficult for our customers to accurately forecast and plan future business activities, and could cause our customers to terminate their relationships with the Company or could cause our customers to reduce their purchases. Furthermore, during challenging economic times, our customers may face issues gaining timely access to sufficient credit, which could result in their unwillingness to continue with our service or impair their ability to make timely payments to us. If that were to occur, we may experience decreased revenue, be required to increase our allowance for doubtful accounts and our days receivables outstanding would be negatively impacted. If we are unable to finance our operations on acceptable terms as a result of renewed tightening in the credit markets, we may experience increased costs or we may not be able to effectively manage our business. We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery in our industry. These and other economic factors could have a material adverse effect on our financial condition and operating results. The amount raised in this offering may include investments from company insiders or immediate family member's. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

Steiner's Coffee Cake of New York, Inc

By /s/ *Jennifer Steiner Pool*

      Name: <u>Steiner's Coffee Cake of New York, INC</u>

      Title: President

Exhibit A

FINANCIAL STATEMENTS

I, Jennifer Steiner Pool, the President of Steiner's Coffee Cake of New York, INC, hereby certify that the financial statements of Steiner's Coffee Cake of New York, INC and Steiner's Coffee Cake of New York LLC and notes thereto for the periods ending 12.31.2021 and 12.31.2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Steiner's Coffee Cake of New York, LLC and Steiner's Coffee Cake of New York, INC have not yet filed its federal tax return for 2022."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4.28.23.



_____ (Signature)

PRESIDENT_____ (Title)

4/28/23_____ (Date)

STEINER'S COFFEE CAKE OF NEW YORK LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Steiner's Coffee Cake of New York LLC
Sea Cliff, New York

We have reviewed the accompanying financial statements of Steiner's Coffee Cake of New York LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 20, 2022
Los Angeles, California

STEINER'S COFFEE CAKE OF NEW YORK LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 2,135	$ 775
Account receivables, net	12,465	7,202
Inventories	67,709	44,669
Prepaid expenses and other current assets	60	-
Total current assets	**82,369**	**52,646**
Property and Equipment, net	16,934	22,312
Total assets	**$ 99,303**	**$ 74,958**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Account Payables	$ 52,804	$ 45,381
Other current liabilities	-	21,000
Total current liabilities	**52,804**	**66,381**
Convertible Note	260,000	100,000
Accrued interest on Convertible Note	4,775	-
Total liabilities	**317,579**	**166,381**
MEMBERS' EQUITY		
Members' equity / (deficit)	(218,276)	(91,422)
Total members' equity	**(218,276)**	**(91,422)**
Total liabilities and members' equity	**$ 99,303**	**$ 74,958**

See accompanying notes to financial statements.

STEINER'S COFFEE CAKE OF NEW YORK LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ 112,953	$ 96,042
Cost of goods sold	89,349	57,513
Gross profit	23,604	38,528
Operating expenses		
General and administrative	91,584	95,641
Sales and marketing	53,715	12,767
Total operating expenses	145,299	108,408
Operating income/(loss)	(121,695)	(69,880)
Interest expense	4,935	-
Other Loss/(Income)	224	(3,553)
Income/(Loss) before provision for income taxes	(126,853)	(66,327)
Net Loss	**$ (126,853)**	**$ (66,327)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2019	$ (26,130)
Member contribution	1,035
Net loss	(66,327)
Balance—December 31, 2020	$ (91,422)
Member contribution	-
Net loss	(126,853)
Balance—December 31, 2021	$ (218,276)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(126,853)	$	(66,327)
Adjustments to reconcile net loss to net cash provided/(used) by operating activities:				
Depreciation of property		5,378		3,721
Changes in operating assets and liabilities:				
Account receivables, net		(5,263)		(3,508)
Inventories		(23,039)		(40,199)
Prepaids and other current asset		(60)		
Account Payables		7,423		14,986
Other current liabilities		(21,000)		9,363
Accrued interest on Convertible Note		4,775		
Net cash provided used by operating activities		**(158,640)**		**(81,964)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(18,375)
Net cash provided/(used) in investing activities		**-**		**(18,375)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		-		1,035
Borrowing on Convertible Note		160,000		100,000
Repayment of loan				
Net cash provided/(used) by financing activities		**160,000**		**101,035**
Change in cash		1,360		696
Cash—beginning of year		775		79
Cash—end of year	$	**2,135**	$	**775**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Steiner's Coffee Cake of New York LLC was incorporated on June 24, 2016, in the state of New York. The financial statements of Steiner's Coffee Cake of New York LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Sea Cliff, New York.

Steiner's Coffee Cake of New York is a manufacturer and distributor of ready-to-eat sweet baked goods and all-purpose flour, built on over sixty years of family tradition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020 the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients and finished goods which are determined using the FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020, and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its baked products directly to consumers, over distributers (HLA, J. Polep, Inter County Bakery Supply), direct distribution and e-distributor (Tundra, The Good Trends, UNFI Easy Options).

Cost of sales

Costs of goods sold include co-manufacturing fee per piece, clear film, retail box, and master carton.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $53,715 and $12,767, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 20, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the finished goods:

As of Year Ended December 31,	2021	2020
Finished goods	67,709	44,669
Total Inventories	**$ 67,709**	**$ 44,669**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Accrued Expenses	$ -	$ 21,000
Total Other Current Liabilities	**$ -**	**$ 21,000**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,	2021	2020
Equipment	$ 26,884	$ 26,884
Accumulated depreciation	(9,950)	(4,572)
Property and Equipment, Net	**$ 16,934**	**$ 22,312**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $5,378 and $4,572, respectively.

6.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Jennifer Steiner Pool	51.0%
Jeffrey T. Steiner	49.0%
TOTAL	**100.0%**

7.   DEBT

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Notes	$ 100,000	3.00%	Fiscal Year 2020	4/1/2022	1,750	1,750	-	100,000	101,750	1,750	1,750	-	100,000	101,750
2021 Convertible Notes- certain lender	$ 125,000	3.00%	6/9/2021	12/9/2022	2,388	2,388	-	125,000	127,388					
2021 Convertible Notes- certain lender	$ 10,000	3.00%	3/8/2021	4/1/2022	200	200	-	10,000	10,200					
2021 Convertible Notes- certain lender	$ 25,000	3.00%	6/15/2021	6/15/2023	438	438	-	25,000	25,438					
Total					$4,775	$ 4,775	$ -	$ 260,000	$ 101,750	$ 1,750	$ 1,750	$ -	$ 100,000	$ 101,750

The convertible notes are convertible into equity securities at a conversion price. The conversion price is defined as the lesser of (i) seventy-five percent (75%) of the price paid per share for Issued Securities by the investors in the Qualified Financing and (ii) the price derived by dividing (x) an equity valuation of the Company equal to the sum of $2,000,000 by (y) the number of shares of the Equity Securities outstanding immediately prior to the Qualified Financing, Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8.   RELATED PARTY

There are no material related party transactions.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 20, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $121,695, an operating cash flow loss of $158,640, and liquid assets in cash of $2,135, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Jennifer Steiner Pool, Principal Executive Officer of Steiner's Coffee Cake of New York, Inc, hereby certify that the financial statements of Steiner's Coffee Cake of New York, Inc included in this Report are true and complete in all material respects.

Jennifer Steiner Pool

President